July 25, 2024

Jack Ross
Chief Executive Officer
Synergy CHC Corp.
865 Spring Street
Westbrook, ME 04092

       Re: Synergy CHC Corp.
           Registration Statement on Form S-1
           Filed June 28, 2024
           File No. 333-280556
Dear Jack Ross:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 28, 2024
Cover Page

1. With reference to your disclosure on page 73, please revise to indicate whether your
       "principal stockholders" are your officers and directors or a different group.
Overview, page 1

2. Please revise the second paragraph to avoid the implication that you have paid off this debt and that you are no longer highly levered.
3.     Please revise to explain the term    SKU    at first use.
4. Please revise the fifth paragraph of the section to highlight the working capital deficit that is disclosed on page F-12.
5. Please revise to highlight your debt obligations to Knight as well as the nature of your relationship with this party. With reference to the disclosure on pages F-20 and F-21, disclose that Knight now must approve your operating budgets. Also, explain, as
 July 25, 2024
Page 2

       applicable, whether the June 2024 amendment to your Loan Agreement is a reason that you are conducting this public offering at this time.
Our Brands, page 1

6. Please revise to disclose when the Texas trial was conducted and the number of clubs.
7. We note your disclosure concerning Zion Research and Euromonitor. Revise to disclose when these market assessments and projections were made and the relevant timeframe for the 3-year CAGR figure. Also, please tell us whether you commissioned any of the third-
       party reports or data cited in the prospectus.
8. In light of your disclosures at the bottom of page 2, the six non-core brands do not appear to be key aspects of the offering that should be highlighted in the Summary presentation.
       Please revise or advise. Refer to the Instruction to Regulation S-K,
Item 503(a). With
       reference to the disclosure on page 55, also tell us, and revise where applicable, to indicate: (i) whether the Neuragen and UrgentRx products will be regulated as pharmaceutical drugs as opposed to supplements, and (ii) what your basis is for identifying Neuragen as an "effective" treatment.
9. We note your disclosure indicating that the patent provides you with a competitive advantage. With reference to your disclosure on page 57, please revise to provide balance and context to this disclosure by explaining that the patent expires in April 2025
Results Backed by Independent Study for FOCUSfactor, page 4

10. Please revise the disclosure in the first paragraph to explain, if true, that FDA has not reviewed this study or evaluated these performance claims.
Use of Proceeds, page 29

11. Please revise to explain the amount intended to be allocated to each purpose. As an
       example, disclose the amount intended for    advertising.    Also,
explain what    supporting
       organic growth    encompasses so it is clear how it differs from
general corporate
       purposes.
12. In light of your disclosure on pages F-20 and F-21, please tell us whether any of the offering proceeds are intended to repay outstanding debts or obligations owed to Knight or Shopify.
13. We refer to your disclosure on page 1 regarding potential near-term acquisitions of other businesses. Please provide the disclosures required pursuant to Instruction 6 of
       Regulation S-K, Item 504.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Years Ended December 31, 2023 and December 31,
2022
Revenue, page 36

14. We note that you break out the amount of net revenue for the FOCUSfactor brand for the three months ended March 31, 2024 in the Business section on pages 46 and 48. Please revise your results of operations disclosure to break out the amount of net revenue by brand for all periods presented.
 July 25, 2024
Page 3
Liquidity and Capital Resources, page 38

15. We note your disclosures indicating that you have $20,000,000 available for certain future acquisitions under your credit facility with Knight. Please revise to disclose whether there are material limitations to your ability to access this funding. In this regard, we note that the June 2024 amendment indicates that Knight must approve your operating budget and that Knight is seeking for you to repay $12.4 million from existing loans in the next two years.
Liquidity, page 38

16. Please expand your disclosures of short- and long-term borrowings to state whether you are in compliance with all of the terms, conditions, and covenants associated with your loan agreements.
Management, page 59

17. We note that Jack Ross is also the CEO of two other entities. Please revise to clarify how he allocates his time across these three entities.
Certain Relationships and Related Party Transactions, page 71

18. We refer to your disclosure on page 72 concerning your transactions with BoomBod Ltd.
       Please revise to disclose the nature of the expenses and reimbursements. With reference to your balance sheet, discuss the timing for repayment of this loan.
General

19. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 25, 2024
Page 4



       Please contact Tracie Mariner at 202-551-3744 or Vanessa Robertson at 202-551-3649 if
you have questions regarding comments on the financial statements and related matters. Please contact Tamika Sheppard at 202-551-8346 or Joe McCann at 202-551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:   Mike Bradshaw